SECUR[ITIES AND EXCHANGE COMMISSI]ON

15025284

SEC Mail Processing Section MAR 09 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 7M Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

508 W. 5th St Suite 140
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leroy Davis 704-899-5962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd Suite 500 (Address) Charlotte (City) NC (State) 28211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/23

OATH OR AFFIRMATION

I, Leroy Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 7M Securities LLC of 27 February, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[illegible signature]
Signature

Partner
Title

Mary M. Becknell
Notary Public

MARY M BECKNELL NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
7M Securities Exemption Report	11
Report of Independent Registered Public Accounting Firm - Exemption Report Review	12
Report of Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedure Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17A-5(e)(4)	13
Form SIPC-7	14

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of 7M Securities, LLC

We have audited the accompanying financial statements of 7M Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1943 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2015

ASSETS		
CURRENT ASSETS		
Cash	$	217,131
Note receivable		37,500
TOTAL ASSETS	$	254,631
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	23,128
Accrued expenses		150,000
TOTAL LIABILITIES		173,128
MEMBER'S EQUITY		81,503
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	254,631

7M SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

FINANCIAL ADVISORY FEES	$	2,208,823
OPERATING EXPENSES:		
Commissions		1,413,044
Wages and benefits - related party		156,000
Professional fees		25,612
Rent - related party		1,200
Other operating expenses		3,229
		1,599,085
NET INCOME	$	609,738

7M SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2014

BALANCE, December 31, 2013		16,765
Net Income		609,738
Less cash distribution to Parent		(545,000)
BALANCE, December 31, 2014	$	81,503

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	609,738
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Note receivable		(37,500)
Accounts payable		6,321
Accrued expenses		130,000
NET CASH PROVIDED BY ACTIVITIES		708,559
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash Distribution to Parent		(545,000)
NET INCREASE IN CASH		163,559
CASH, BEGINNING		53,572
CASH, ENDING	$	217,131

See accompanying notes.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

7M Securities, LLC (the "Company") was incorporated in the state of North Carolina on March 3, 2010 for the purpose of becoming qualified as a licensed broker/dealer. In 2011, the Company became licensed as a broker/dealer and began operation providing merger and acquisition services to middle market companies and private equity firms. Effective January 1, 2013, 7M Securities became a wholly-owned subsidiary of 7 Mile Advisors, LLC. ("7MA"). Prior to January 1, 2013, the Company was related to 7 Mile Advisors, LLC by common ownership.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The Company enters into contracts with customers to provide investment banking services. The contracts generally contain a success fee that is contingent upon the closing of a transaction. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for income tax purposes. The Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ended December 31, 2011. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity.

The income and losses of the Company are included in the member's personal tax return. As of December 31, 2014, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Subsequent events

The Company evaluated subsequent events through the date that these financial statements were issued.

NOTE B – TRANSACTIONS WITH RELATED PARTIES

Through December 31, 2012, the Company was related to 7MA by common ownership. The Company and 7MA entered into a management service agreement (the "Agreement"). In accordance with the terms of the Agreement, 7MA charges the Company a portion of the general and administrative expenses incurred by 7MA based on the amount used by the Company. These expenses include: (a) management and administrative salaries, wages, and benefits; (b) shared facilities costs; and (c) other miscellaneous general and administrative expenses. For the years ended December 31, 2014, included in wages and benefits – related party was $6,000. For the years ended December 31, 2014, included in rent – related party was $1,200 of allocated costs. There were no allocated costs in other operating expenses for the year ended December 31, 2014.

Employees of the Company and of 7MA are eligible to participate in the profit sharing plan (the "Plan"). After completing one year of service, each participant is eligible to receive a discretionary employer contribution each year. The Company does not have any employees but is allocated a portion of salaries from 7MA including a profit sharing contribution. For the year ended December 31, 2014, 7MA allocated contributions of $150,000 to the Company which was recorded in accrued expenses at December 31, 2014. There were no outstanding related party amounts due as of December 31, 2014.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposits, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE D – SIGNIFICANT CUSTOMERS

Seven customers accounted for 100% of total revenue for the year ended December 31, 2014.

NOTE E – COMMITMENTS

The Company leases office space from a related party (see Note B) through November 30, 2019. The Company recorded rent expense of $100 per month for a total of $1,200 for the year ended December 31, 2014.

At December 31, 2014 the expected approximate rent payments under the lease are as follows:

Year Ended December 31,

2015	$ 1,200
2016	1,200
2017	1,200
2018	1,200
2019	1,200
	$ 6,000

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $44,003 which was $32,461 in excess of its required net capital of $5,000 in 2014. The Company's aggregate indebtedness to net capital ratio was 3.9 to 1 at December 31, 2014.

NOTE G – POSSESSION OR CONTROL REQUIREMENTS

The Company does not take possession of or control customer funds or securities.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	81,503
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deduction) or allowable credits		-
Total capital and allowable subordinated borrowings		81,503
Deductions and/or charges:		
Total nonallowable assets - Notes receivable		(37,500)
Other additions and/or allowable credits		-
Net capital	$	44,003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	173,128
Total aggregate indebtedness		173,128

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		11,542
Minimum dollar requirement		5,000
Net capital requirement		11,542
Excess net capital at 1500%	$	32,461
Excess net capital at 1000%	$	26,690
Percentage of aggregate indebtedness to net capital		393.45%

RECONCILIATION WITH COMPANY'S COMPUTATION TO AUDIT FINANCIAL STATEMENTS

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	44,003
Net audit adjustments		-
Net capital per previous page	$	44,003

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of 7M Securities, LLC

We have reviewed management's statements, included in the accompanying the exemption report, in which (1) 7M Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) 7M Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2015

7M Securities Exemption Report

7M Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3(k)(2)(i).

Further, the Company met the identified exemption provisions throughout the most recent year from January 1, 2014 through December 31, 2014 without exception.

7M Securities

I, Leroy Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Leroy Davis, Partner

Date: February 23, 2015

DHG
DIXON HUGHES GOODMAN LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
of 7M Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by 7M Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of the Company, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2115********************MIXED AADC 220
068587 FINRA DEC
7M SECURITIES LLC
201 S COLLEGE ST STE 2385
CHARLOTTE NC 28244-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5522

B. Less payment made with SIPC-6 filed (exclude interest) (-)

Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 5522

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5522

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5522

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

7M Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 18 day of Feb, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: